CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$40,123,530	$4,658.34

PRICING SUPPLEMENT NO. 1031 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-155535 Dated December 29, 2010

JPMorgan Chase & Co. Autocallable Optimization Securities with Contingent Protection
$16,676,120 Linked to the common stock of Halliburton Company due on January 6, 2012
$23,447,410 Linked to the common stock of Ford Motor Company due on January 6, 2012

Investment Description

Autocallable Optimization Securities with Contingent Protection are unsecured and unsubordinated notes issued by JPMorgan Chase & Co. (the “Issuer”) (each a “Note” and collectively, the “Notes”) linked to the performance of the common stock of a specific company (the “Underlying Stock”). The Notes are designed for investors who want to express a neutral to bullish view of the applicable Underlying Stock. If the closing price of one share of the applicable Underlying Stock on any Observation Date is at or above the applicable Initial Share Price (subject to adjustments, in the sole discretion of the calculation agent, in the case of certain corporate events described in the accompanying product supplement no. UBS-13-A-I under “General Terms of Notes — Anti-Dilution Adjustments”), the Notes will be automatically called for an annualized return of 18.60% in the case of Notes linked to the common stock of Halliburton Company, and 17.34% in the case of Notes linked to the common stock of Ford Motor Company. If the Notes are not called, at maturity you will receive your principal, unless the closing price of one share of the applicable Underlying Stock has declined below the applicable Trigger Price on the Final Valuation Date, in which case you will lose 1% of your principal for every 1% that the applicable Final Share Price is less than the applicable Initial Share Price. Investing in the Notes involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the Notes to maturity, and any payment on the Notes, including any contingent protection, is subject to the creditworthiness of the Issuer.

Features

❑	Tactical Investment Opportunity: If you believe the applicable Underlying Stock will be flat or appreciate in value over the term of the Notes but are unsure about the exact timing or magnitude of the appreciation, the Notes provide an opportunity to generate returns based on this market view. The Notes will be automatically called for the principal amount plus the applicable Call Return if the closing price of one share of the applicable Underlying Stock on any Observation Date is equal to or greater than the closing price of one share of the applicable Underlying Stock on the Trade Date. If the Notes are not called, investors will have downside market exposure to the applicable Underlying Stock at maturity, subject to the contingent protection feature.

❑	Contingent Protection Feature: If you hold the Notes to maturity and the applicable Final Share Price is not below the applicable Trigger Price on the Final Valuation Date, you will receive at least your initial investment back, subject to the creditworthiness of the Issuer. If the Final Share Price of one share of the applicable Underlying Stock is less than the specified Trigger Price on the Final Valuation Date, your Notes will be fully exposed to any decline in the closing price of one share of the applicable Underlying Stock on the Final Valuation Date relative to the applicable Initial Share Price, and you could lose some or all of your principal amount.

Key Dates

Trade Date	December 29, 2010
Settlement Date	December 31, 2010
Final Valuation Date[1]	December 30, 2011
Maturity Date[1]	January 6, 2012
[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-13-A-I

Note Offering

This pricing supplement relates to two (2) separate Note offerings. Each issuance of offered Notes is linked to one, and only one, Underlying Stock. You may participate in either of the two (2) Note offerings or, at your election, in both of the offerings. This pricing supplement does not, however, allow you to purchase a Note linked to a basket of both of the Underlying Stocks described below. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. Each of the two Note offerings is linked to the common stock of a different company, and each of the two Note offerings has a different Call Return rate, Initial Price and Trigger Price. The performance of each Note offering will not depend on the performance of the other Note offering.

Underlying Stock	Call Return Rate*	Initial Share Price**	Trigger Price**	CUSIP	ISIN

Common Stock of Halliburton Company	18.60% p.a.	$40.69	$30.52 (75% of the Initial Share Price)	46634X583	US46634X5831

Common Stock of Ford Motor Company	17.34% p.a.	$16.74	$13.39 (80% of the Initial Share Price)	46634X575	US46634X5757

*	Annualized. If the Notes are called, your Call Return will vary depending on the Observation Date on which the Notes are called.
**	Subject to adjustments. The Trigger Price for each Underlying Stock is rounded to the nearest cent. See “Additional Terms Specific to the Notes” and “Final Terms” in this pricing supplement.

See “Additional Information about JPMorgan Chase & Co. and the Notes” in this pricing supplement. Each Note we are offering will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-13-A-I dated May 4, 2010 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement no. UBS-13-A-I for risks related to investing in the Notes. The terms of the Notes as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in product supplement no. UBS-13-A-I, will supersede the terms set forth in product supplement no. UBS-13-A-I. In particular, please refer to “Additional Terms Specific to the Notes” in this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. UBS-13-A-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note

Notes Linked to Halliburton Company	$16,676,120	$10	$208,451.50	$0.125	$16,467,668.50	$9.875

Notes Linked to Ford Motor Company	$23,447,410	$10	$293,092.625	$0.125	$23,154,317.375	$9.875

(1)	The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-13-A-I.
(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

Additional Information about JPMorgan Chase & Co. and the Notes

This pricing supplement relates to two (2) separate Note offerings. Each issue of the offered Notes is linked to one, and only one, Underlying Stock. The purchaser of a Note will acquire a security linked to a single Underlying Stock (not to a basket or index that includes the other Underlying Stock). You may participate in either of the two (2) Note offerings or, at your election, in both of the offerings. We reserve the right to withdraw, cancel or modify either offering and to reject orders in whole or in part. While each Note offering relates only to a single Underlying Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Underlying Stock (or any other Underlying Stock) or as to the suitability of an investment in the Notes.

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-13-A-I dated May 4, 2010. This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the free writing prospectus related hereto dated December 23, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. UBS-13-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

®	Product supplement no. UBS-13-A-I dated May 4, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210001818/e38645_424b2.pdf

®	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

®	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Terms Specific to the Notes

For purposes of the Notes offered by this pricing supplement, notwithstanding anything to the contrary set forth under “General Terms of Notes — Calculation Agent” in the accompanying product supplement no. UBS-13-A-I, all calculations with respect to the Trigger Price for each Underlying Stock will be rounded to the nearest cent, with one-half cent rounded upward (e.g., $0.765 is $0.77).

Investor Suitability

The Notes may be suitable for you if, among other considerations:

®	You believe the closing price of one share of the applicable Underlying Stock will not be below the applicable Trigger Price on the Final Valuation Date.

®	You are willing to expose your principal to the full downside performance of the applicable Underlying Stock, if the closing price of one share of the applicable Underlying Stock is below the applicable Trigger Price on the Final Valuation Date.

®	You believe the closing price of one share of the applicable Underlying Stock will be at or above the applicable Initial Share Price on any Observation Date, including the Final Valuation Date.

®	You believe the closing price of one share of the applicable Underlying Stock will remain stable for the term of the Notes and will close at or above the applicable Initial Share Price on the Final Valuation Date.

®	You are willing to hold Notes that will be called on the earliest Observation Date on which the closing price of one share of the applicable Underlying Stock is at or above the applicable Initial Share Price, and you are otherwise willing and able to hold the Notes to maturity, a term of 12 months.

®	You are willing to make an investment the return of which is limited to the pre-specified returns on Call Settlement Dates based on an annualized return of 18.60% for Notes linked to Halliburton Company and 17.34% for Notes linked to Ford Motor Company.

®	You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, is willing to trade the Notes.

®	You do not seek current income from this investment.

®	You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

®	You believe the closing price of one share of the applicable Underlying Stock will be below the applicable Trigger Price on the Final Valuation Date.

®	You seek an investment that is fully principal protected.

®	You are not willing to make an investment in which you could lose up to 100% of your principal amount.

®	You seek an investment the return of which is not limited to the pre-specified returns on Call Settlement Dates based upon an annualized return of 18.60% for Notes linked to Halliburton Company and 17.34% for Notes linked to Ford Motor Company.

®	You are unwilling or unable to hold Notes that will be called on any Observation Date on which the closing price of one share of the applicable Underlying Stock is at or above the applicable Initial Share Price, or you are otherwise unable or unwilling to hold the Notes to maturity, a term of 12 months.

®	You prefer to receive dividends paid on the applicable Underlying Stock.

®	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

®	You seek current income from this investment.

®	You are unwilling or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

®	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 7 of this pricing supplement and “Risk Factors” in the accompanying product supplement no. UBS-13-A-I for risks related to an investment in the Notes.

Final Terms for Each Offering of the Notes

Issuer	JPMorgan Chase & Co.

Underlying Stocks	Common Stock of Halliburton Company
Common Stock of Ford Motor Company

Principal Amount	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)

Term	12 months, unless called earlier

Call Feature	The Notes will be called if the closing price of one share of the applicable Underlying Stock on any Observation Date is equal to or above the applicable Initial Share Price.

Observation Dates†	January 25, 2011	July 25, 2011
	February 22, 2011	August 25, 2011
	March 25, 2011	September 26, 2011
	April 25, 2011	October 25, 2011
	May 24, 2011	November 23, 2011
	June 24, 2011	December 30, 2011
(Final Valuation Date)

Call Settlement Dates	4th business day following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the Maturity Date.

Returns on Call Settlement Dates/ Call Prices	If the Notes are called, on the applicable Call Settlement Date, investors will receive a cash payment per $10 principal amount Note equal to the applicable Call Price for the applicable Observation Date. The Returns on Call Settlement Dates will be based upon an annualized return of 18.60% for Notes linked to Halliburton Company and 17.34% for Notes linked to Ford Motor Company. See “Return on Call Settlement Dates/Call Prices for Each offering of the Notes.”

Payment at Maturity (per $10 Note)	If the Notes are not automatically called and the closing price of one share of the applicable Underlying Stock is not below the applicable Trigger Price on the Final Valuation Date, you will receive a cash payment at maturity equal to $10 per $10 principal amount Note.*

If the Notes are not automatically called and the closing price of one share of the applicable Underlying Stock is below the applicable Trigger Price on the Final Valuation Date, you will receive a cash payment at maturity per $10 principal amount Note equal to:

$10 x (1 + Stock Return)

In this case, you may lose all or a substantial portion of your principal amount, depending on how much the closing price of one share of the applicable Underlying Stock has declined on the Final Valuation Date relative to the applicable Initial Share Price.

Stock Return	Final Share Price – Initial Share Price Initial Share Price

Initial Share Price††	The closing price of one share of the applicable Underlying Stock on the Trade Date, which was $40.69 for the common stock of Halliburton Company and $16.74 for the common stock of Ford Motor Company

Final Share Price	The closing price of one share of the applicable Underlying Stock on the Final Valuation Date

Trigger Price††*	For Notes linked to the common stock of Halliburton Company: $30.52, which is 75% of the Initial Share Price

For Notes linked to the common stock of Ford Motor Company: $13.39, which is 80% of the Initial Share Price

†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Call Feature” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-13-A-I

††	Subject to adjustment upon the occurrence of certain corporate events affecting the applicable Underlying Stock as described under “General Terms of Notes — Anti- Dilution Adjustments” in the accompanying product supplement no. UBS-13-A-I. The Trigger Price for each Underlying Stock is rounded to the nearest cent.
*	Contingent protection is provided by JPMorgan Chase & Co. and, therefore, is dependent on the ability of JPMorgan Chase & Co. to satisfy its obligations when they become due.

Determining Payment upon Automatic Call or at Maturity

Your Notes are not fully principal protected. If the Notes are not automatically called and the closing price of one share of the applicable Underlying Stock is below the applicable Trigger Price on the Final Valuation Date, the contingent protection is lost and at maturity your principal amount will be fully exposed to any decrease in the closing price of one share of the applicable Underlying Stock on the Final Valuation Date relative to the applicable Initial Share Price. Any payment on the Notes, including the Call Price and any contingent protection, is subject to the creditworthiness of the Issuer.

Return on Call Settlement Dates/Call Prices for Each Offering of the Notes

	Notes Linked to the Common Stock of Halliburton Company		Notes Linked to the Common Stock of Ford Motor Company

Observation Dates†	Return on Call Settlement Dates	Call Price (per $10)	Return on Call Settlement Dates	Call Price (per $10)

January 25, 2011	1.55000%	$10.1550	1.44500%	$10.1445
February 22, 2011	3.10000%	$10.3100	2.89000%	$10.2890
March 25, 2011	4.65000%	$10.4650	4.33500%	$10.4335
April 25, 2011	6.20000%	$10.6200	5.78000%	$10.5780
May 24, 2011	7.75000%	$10.7750	7.22500%	$10.7225
June 24, 2011	9.30000%	$10.9300	8.67000%	$10.8670
July 25, 2011	10.85000%	$11.0850	10.11500%	$11.0115
August 25, 2011	12.40000%	$11.2400	11.56000%	$11.1560
September 26, 2011	13.95000%	$11.3950	13.00500%	$11.3005
October 25, 2011	15.50000%	$11.5500	14.45000%	$11.4450
November 23, 2011	17.05000%	$11.7050	15.89500%	$11.5895
December 30, 2011	18.60000%	$11.8600	17.34000%	$11.7340
(Final Valuation Date)

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Call Feature” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-13-A-I

Hypothetical Scenario Analysis and Examples upon Automatic Call or at Maturity

The scenario analysis and examples below are hypothetical and are provided for illustration purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the closing price of one share of any Underlying Stock relative to the applicable Initial Share Price. We cannot predict the Final Share Price or the closing price of one share of the applicable Underlying Stock on any of the Observation Dates (including the Final Valuation Date). You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the applicable Underlying Stock. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the hypothetical payment upon an automatic call or at maturity for a $10 principal amount Note on a hypothetical offering of the Notes linked to a hypothetical Underlying Stock, based on the following assumptions (actual Initial Share Price, Trigger Price, returns on Call Settlement Dates and Call Prices for each Note were set on the Trade Date and are specified in “Final Terms for Each Offering of the Notes” on page 4):

Investment Term:	12 months (unless earlier called)
Hypothetical Initial Share Price:	$16.74
Hypothetical Trigger Price:	$13.39 (80% of the Initial Share Price)
Hypothetical Returns on Call Settlement Dates and Call Prices:

Observation Dates	Call Returns*	Call Price*

January 25, 2011	1.44500%	$10.1445
February 22, 2011	2.89000%	$10.2890
March 25, 2011	4.33500%	$10.4335
April 25, 2011	5.78000%	$10.5780
May 24, 2011	7.22500%	$10.7225
June 24, 2011	8.67000%	$10.8670
July 25, 2011	10.11500%	$11.0115
August 25, 2011	11.56000%	$11.1560
September 26, 2011	13.00500%	$11.3005
October 25, 2011	14.45000%	$11.4450
November 23, 2011	15.89500%	$11.5895
December 30, 2011 (Final Valuation Date)	17.34000%	$11.7340

*	Based on a hypothetical return on Call Settlement Dates of 17.34% per annum for the hypothetical Underlying Stock. The actual annualized return upon which the Call Returns for each Note are based were set on the Trade Date, are specified in “Final Terms for Each Offering of the Notes” on page 4 and may be different from the hypothetical return shown above.

Example 1 — The closing price of one share of the Underlying Stock increases above the Initial Share Price to $20.00 on the first Observation Date — the Notes are called.
Because the closing price of one share of the Underlying Stock on the first Observation Date is at or above the Initial Share Price, the Notes are automatically called on the first Observation Date at the applicable Call Price of $10.1445 per Note, representing a 1.445% return on the Notes. As long as the Underlying Stock closes at or above the Initial Share Price on any of the twelve Observation Dates, you will receive the applicable Call Price, regardless of whether or not the Underlying Stock would have closed below the Trigger Price on the Final Valuation Date.

Example 2 — The closing price of one share of the Underlying Stock on each of the first eleven Observation Dates is below the Initial Share Price and rises above the Initial Share Price to $20.00 on the Final Valuation Date — the Notes are called.
Although the closing price of one share of the Underlying Stock on each of the first eleven Observation Dates is below the Initial Share Price, the closing price of one share of the Underlying Stock on the Final Valuation Date is above the Initial Share Price, and the Notes are automatically called on the Final Valuation Date at the applicable Call Price of $11.7340 per Note, representing a 17.34% return on the Notes.

Example 3 — The closing price of one share of the Underlying Stock is below the Initial Share Price on all twelve Observation Dates but the closing price of one share of the Underlying Stock is $15.00, which is not below the Trigger Price, on the Final Valuation Date — the Notes are NOT called.
Because the closing price of one share of the Underlying Stock on all twelve Observation Dates is below the Initial Share Price, the Notes are not automatically called. Furthermore, because (i) the Notes are not called and (ii) the closing price of one share of the Underlying Stock has not declined below the Trigger Price on the Final Valuation Date, you will receive the principal amount of $10.00 per Note at maturity (a zero percent return).

Example 4 — The closing price of one share of the Underlying Stock is below the Initial Share Price on all twelve Observation Dates. In addition, the closing price of one share of the Underlying Stock falls below the Trigger Price to $6.696 on the Final Valuation Date — the Notes are NOT called.
Because the closing price of one share of the Underlying Stock on all twelve Observation Dates is below the Initial Share Price, the Notes are not automatically called. Furthermore, because the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, you will lose contingent protection and will be fully exposed to any amount by which the Final Share Price is below the Initial Share Price. Therefore, the return on the Notes is –60.00%. Expressed as a formula:

Stock Return = (6.696 – 16.740) / 16.740 = -60.00%
Payment at Maturity = $10 x (1 + – 60%) = $4.00

In this example, you would lose some of your principal amount at maturity.

If the Notes are not automatically called and the closing price of one share of the applicable Underlying Stock is below the applicable Trigger Price on the Final Valuation Date, the contingent protection feature is lost and you are fully exposed to any decreases in the closing price of one share of the applicable Underlying Stock on the Final Valuation Date relative to the applicable Initial Share Price and you will lose some or all of your principal at maturity.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-13-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as short-term capital gain or loss unless you hold your Notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the applicable Underlying Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. UBS-13-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Risks Relating to the Notes Generally

®	Your Investment in the Notes May Result in a Loss: If the Notes are not automatically called and the Final Share Price of the applicable Underlying Stock is less than the applicable Trigger Price, you will lose 1% of your principal for every 1% that the applicable Final Share Price is less than the applicable Initial Share Price.

®	Limited Return on the Notes: Your potential gain on the Notes will be limited by the applicable Call Price, regardless of the appreciation in the closing price of one share of the applicable Underlying Stock, which may be significant. Because the closing price of one share of the applicable Underlying Stock at various times during the term of the Notes could be higher than on the Observation Dates and on the Final Valuation Date, you may receive a lower payment if the Notes are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the applicable Underlying Stock.

®	Credit Risk of JPMorgan Chase & Co.: The Notes are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank pari passu with all of our other unsecured and unsubordinated obligations. The Notes are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any element of protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any element of protection or any amounts owed to you under the terms of the Notes.

®	Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the applicable Underlying Stock, including extending loans to, or making equity investments in, the issuer of the applicable Underlying Stock or providing advisory services to the issuer of the applicable Underlying Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of the issuer of the applicable Underlying Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

®	Reinvestment Risk: If your Notes are called early, the holding period over which you would receive the per annum return of 18.60% for Notes linked to the common stock of Halliburton Company and 17.34% for Notes linked to the common stock of Ford Motor Company could be as little as one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Notes are called prior to the maturity date.

®	Single Stock Risk: The price of the applicable Underlying Stock can rise or fall sharply due to factors specific to that applicable Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about each Underlying Stock and its issuer, please see “The Underlying Stocks,””Halliburton Company” and “Ford Motor Company” in this pricing supplement and the issuer’s SEC filings referred to in those sections.

®	Certain Built-In Costs Are Likely to Affect Adversely the Value of the Notes Prior to Maturity: While the payment on any Call Settlement Date or at maturity, if any, described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Influence the Value of the Notes” below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

®	Your Contingent Protection May Terminate on the Final Valuation Date: If the Notes are not called and the closing price of one share of the applicable Underlying Stock has declined below the applicable Trigger Price on the Final Valuation Date, you will at maturity be fully exposed to any depreciation in the closing price of one share of the applicable Underlying Stock from the applicable Initial Share Price to the applicable Final Share Price. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the applicable Final Share Price is less than the applicable Initial Share Price. If these Notes had a full protection feature that was not contingent, under the same scenario, you would have received the full principal amount of your Notes at maturity. As a result, your investment in the Notes may not perform as well as an investment in a security with a return that includes full non-contingent protection.

®	Contingent Protection Applies Only If You Hold the Notes to Maturity: You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have protection for any decline in the price of the applicable Underlying Stock.

®	The Probability That the Final Share Price Will Fall Below the Trigger Price on the Final Valuation Date Will Depend on the Volatility of the Applicable Underlying Stock: “Volatility” refers to the frequency and magnitude of changes in the price of the applicable Underlying Stock. If the applicable Underlying Stock has historically experienced significant volatility, there is a higher probability that the applicable Final Share Price will fall below the applicable Trigger Price on the Final Valuation Date. As a result, you may lose some or all of your investment.

®	No Dividend Payments or Voting Rights in the Applicable Underlying Stock: As a holder of the Notes, you will not have any ownership interest or rights in the applicable Underlying Stock, such as voting rights or dividend payments. In addition, the issuer of the applicable Underlying Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the applicable Underlying Stock and the Notes.

®	No Affiliation with the Applicable Underlying Stock Issuer: We are not affiliated with the issuer of the applicable Underlying Stock. We assume no responsibility for the adequacy of the information about the applicable Underlying Stock issuer contained in this pricing supplement or in product supplement no. UBS-13-A-I. You should make your own investigation into the applicable Underlying Stock and its issuer. We are not responsible for the applicable Underlying Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

®	No Assurances of a Flat or Bullish Environment: While the Notes are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

®	No Periodic Interest Payments: You will not receive any periodic interest payments on the Notes.

®	Lack of Liquidity: The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

®	Anti-Dilution Protection Is Limited and May Be Discretionary: Although the calculation agent will adjust the applicable Initial Share Price and Trigger Price for certain corporate events (such as stock splits and stock dividends) affecting the applicable Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the applicable Underlying Stock. If an event occurs that does not require the calculation agent to adjust the applicable Initial Share Price and the applicable Trigger Price, the market value of your Notes and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the Notes in making these determinations.

®	Hedging and Trading in the Applicable Underlying Stock: While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including in the applicable Underlying Stock or instruments related to the applicable Underlying Stock. We or our affiliates may also trade in the applicable Underlying Stock or instruments related to the applicable Underlying Stock from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity.

®	Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates: JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to the issuer of the applicable Underlying Stock) that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the applicable Underlying Stock and could affect the value of the applicable Underlying Stock, and therefore the market value of the Notes.

®	Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

®	Potential JPMorgan Chase & Co. Impact on Market Price of the Applicable Underlying Stock: Trading or transactions by JPMorgan Chase & Co. or its affiliates in the applicable Underlying Stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the applicable Underlying Stock may adversely affect the market price of the applicable Underlying Stock and, therefore, the market value of the Notes.

®	Market Disruptions May Adversely Affect Your Return: The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the applicable Underlying Stock on an Observation Date, determining if the Notes are to be automatically called, calculating the applicable Stock Return if the Notes are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. UBS-13-A-I.

®	Many Economic and Market Factors Will Influence the Value of the Notes: In addition to the value of the applicable Underlying Stock and interest rates on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. UBS-13-A-I.

The Underlying Stocks

Included on the following pages is a brief description of the issuers of the Underlying Stocks. This information has been obtained from publicly available sources and is provided for informational purposes only. Set forth below is a table that provides the quarterly high and low closing prices for each Underlying Stock. The information given below is for the four calendar quarters in each of 2005, 2006, 2007, 2008 and 2009 and the first three calendar quarters of 2010. Partial data is provided for the fourth calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the Underlying Stocks as an indication of future performance.

Each of the Underlying Stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by each issuer of the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of each Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation that these publicly available documents are accurate or complete.

Halliburton Company

According to its publicly available filings with the SEC, Halliburton Company, which we refer to as Halliburton, provides services and products to customers in the energy industry related to the exploration, development and production of oil and natural gas. The common stock of Halliburton, par value $2.50 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Halliburton in the accompanying product supplement no. UBS-13-A-I. Halliburton’s SEC file number is 001-03492.

Historical Information Regarding the Common Stock of Halliburton

The following table sets forth the quarterly high and low closing prices for Halliburton’s common stock, based on daily closing prices on the primary exchange for Halliburton, as reported by Bloomberg. The closing price of the common stock of Halliburton on December 29, 2010 was $40.69. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Since its inception, the price of the common stock of Halliburton has experienced significant fluctuations. The historical performance of the common stock of Halliburton should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Halliburton during the term of the Notes. We cannot give you assurance that the performance of the common stock of Halliburton will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Halliburton will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Halliburton.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close

1/3/2005	3/31/2005	$22.40	$18.79	$21.63

4/1/2005	6/30/2005	$24.50	$20.30	$23.91

7/1/2005	9/30/2005	$34.70	$23.21	$34.26

10/3/2005	12/30/2005	$34.46	$27.55	$30.98

1/3/2006	3/31/2006	$40.43	$32.30	$36.51

4/3/2006	6/30/2006	$41.67	$34.14	$37.11

7/3/2006	9/29/2006	$37.79	$27.84	$28.45

10/2/2006	12/29/2006	$33.74	$26.57	$31.05

1/3/2007	3/30/2007	$32.40	$28.27	$31.74

4/2/2007	6/29/2007	$36.71	$31.09	$34.50

7/2/2007	9/28/2007	$38.95	$31.97	$38.40

10/1/2007	12/31/2007	$41.48	$35.08	$37.91

1/2/2008	3/31/2008	$39.33	$31.75	$39.33

4/1/2008	6/30/2008	$53.07	$39.42	$53.07

7/1/2008	9/30/2008	$53.91	$30.29	$32.39

10/1/2008	12/31/2008	$30.32	$13.46	$18.18

1/2/2009	3/31/2009	$21.16	$14.78	$15.47

4/1/2009	6/30/2009	$24.33	$15.55	$20.70

7/1/2009	9/30/2009	$28.32	$18.72	$27.12

10/1/2009	12/31/2009	$31.75	$25.74	$30.09

1/4/2010	3/31/2010	$34.60	$28.10	$30.13

4/1/2010	6/30/2010	$34.96	$21.15	$24.55

7/1/2010	9/30/2010	$33.40	$24.98	$33.07

10/1/2010	12/29/2010*	$41.15	$31.40	$40.69

*	As of the date of this pricing supplement available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through December 29, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the weekly performance of Halliburton’s common stock from January 7, 2000 through December 23, 2010, based on information from Bloomberg without independent verification. Due to an exchange holiday on December 24, 2010, the following graph shows the closing price of the common stock of Halliburton through December 23, 2010. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Ford Motor Company

According to its publicly available filings with the SEC, Ford Motor Company, which we refer to as Ford, produces and sells cars and trucks throughout the world and offers automotive financing products. The common stock of Ford, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Ford in the accompanying product supplement no. UBS-13-A-I. Ford’s SEC file number is 001-03950.

Historical Information Regarding the Common Stock of Ford

The following table sets forth the quarterly high and low closing prices for Ford’s common stock, based on daily closing prices on the primary exchange for Ford, as reported by Bloomberg. The closing price of the common stock of Ford on December 29, 2010 was $16.74. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Since its inception, the price of the common stock of Ford has experienced significant fluctuations. The historical performance of the common stock of Ford should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Ford during the term of the Notes. We cannot give you assurance that the performance of the common stock of Ford will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Ford will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Ford.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close

1/3/2005	3/31/2005	$14.71	$10.99	$11.33

4/1/2005	6/30/2005	$11.37	$9.11	$10.24

7/1/2005	9/30/2005	$11.00	$9.66	$9.86

10/3/2005	12/30/2005	$9.89	$7.66	$7.72

1/3/2006	3/31/2006	$8.93	$7.55	$7.96

4/3/2006	6/30/2006	$7.95	$6.36	$6.93

7/3/2006	9/29/2006	$9.19	$6.19	$8.09

10/2/2006	12/29/2006	$9.03	$6.88	$7.51

1/3/2007	3/30/2007	$8.73	$7.51	$7.89

4/2/2007	6/29/2007	$9.49	$7.74	$9.42

7/2/2007	9/28/2007	$9.64	$7.50	$8.49

10/1/2007	12/31/2007	$9.20	$6.70	$6.73

1/2/2008	3/31/2008	$6.85	$5.11	$5.72

4/1/2008	6/30/2008	$8.48	$4.81	$4.81

7/1/2008	9/30/2008	$6.03	$4.17	$5.20

10/1/2008	12/31/2008	$4.55	$1.26	$2.29

1/2/2009	3/31/2009	$2.94	$1.58	$2.63

4/1/2009	6/30/2009	$6.41	$2.74	$6.07

7/1/2009	9/30/2009	$8.44	$5.35	$7.21

10/1/2009	12/31/2009	$10.20	$6.84	$10.00

1/4/2010	3/31/2010	$14.10	$10.28	$12.57

4/1/2010	6/30/2010	$14.46	$9.88	$10.08

7/1/2010	9/30/2010	$13.16	$10.16	$12.24

10/1/2010	12/29/2010*	$17.00	$12.26	$16.74

*	As of the date of this pricing supplement available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through December 29, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the weekly performance of Ford’s common stock from January 7, 2000 through December 23, 2010, based on information from Bloomberg without independent verification. Due to an exchange holiday on December 24, 2010, the following graph shows the closing price of the common stock of Ford through December 23, 2010. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-13-A-I.